EXHIBIT 99.1

Electra to Participate in Upcoming Global Industry Forums

TORONTO, Nov. 17, 2025 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”), a leader in advancing North America’s critical minerals processing, is pleased to announce that members of its executive leadership team will participate in a series of strategic industry events in the coming weeks. These engagements will provide opportunities to meet with investors, policymakers, and industry partners committed to developing a secure, domestic critical minerals supply chain.

Upcoming Engagements:

  SelectUSA Investment Summit in Toronto, Ontario – November 17
  Electra’s leadership will take part in the U.S. Department of Commerce’s Canada Roadshow, which connects Canadian companies with U.S. Economic Development Organizations (EDOs) to explore cross-border investment opportunities.
  Ontario Critical Minerals Forum in Toronto, Ontario – November 18-19
  On November 18 at 4:15 p.m. ET, Electra will join the President of Aki Battery Recycling and Executive Director of Three Fires Group, Reggie George for a panel discussion on building a circular battery materials supply chain in Ontario from battery waste to critical mineral recovery. The case study will explore how Indigenous participation can help shape a sustainable, inclusive clean energy future.
  Benchmark Week in Toronto, Ontario – November 18-20
  During Benchmark Week, hosted by Benchmark Mineral Intelligence, Electra leadership will engage with global industry and investment leaders to discuss evolving market trends, financing for sustainable mineral projects, and strategies to strengthen onshore refining and recycling capacity.
  The Northern Miner – International Metals Symposium in London, UK – November 30- December 1
  Electra’s CEO Trent Mell will join government and industry delegates, including the Ontario Ministers of Energy and Mines and Northern Economic Development and Growth, to highlight Ontario’s growing role in the global battery materials landscape. The Company will also meet with investors and strategic partners to discuss collaborative opportunities to expand domestic processing, enhance supply chain resiliency, and advance Canada’s leadership in critical mineral development.

These events follow the Company’s recent participation in the Idaho Mining Association’s Annual Conference. Electra continues to strengthen relationships and exchange insights across key platforms dedicated to onshoring refining capacity and reducing reliance on offshore supply chains.

About Electra Battery Materials

Electra is a leader in advancing North America’s critical minerals supply chain for lithium-ion batteries. The Company’s primary focus is constructing North America’s only cobalt sulfate refinery, as part of a phased strategy to onshore critical minerals refining and reduce reliance on foreign supply chains. In addition to the Refinery, Electra holds a significant land package in Idaho’s Cobalt Belt, including its Iron Creek project and surrounding properties, positioning the Company as a potential cornerstone for North American cobalt and copper production.

Electra is also advancing black mass recycling opportunities to recover critical materials from end-of-life batteries, while continuing to evaluate growth opportunities in nickel refining and other downstream battery materials. For more information, please visit www.ElectraBMC.com.

Contact
Heather Smiles
Vice President, Investor Relations & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements
This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Among the bases for assumptions with respect to the potential for additional government funding are discussions and indications of support from government actors based on certain milestones being achieved. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR+ at www.sedarplus.com and with EDGAR at www.sec.gov. Other factors that could lead actual results to differ materially include changes with respect to government or investor expectations or actions as compared to communicated intentions, and general macroeconomic and other trends that can affect levels of government or private investment. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.